WOODSIDE

RECEIVED

2005 APR 25 P 1: C

OFFICE OF INTE
CORPORATE

11 April 2005

05007474

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – WA-35-P (Pluto-1), lodged with the Australian Stock Exchange on 11 April 2005;
- Woodside joins Extractive Industries Transparency Initiative, lodged with the Australian Stock Exchange on 11 April 2005;
- Address by CEO to APPEA, lodged with the Australian Stock Exchange on 11 April 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
MAY 02 2005
THOMSON
FINANCIAL

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 11 APRIL 2005
8:25AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-350-P
PLUTO-1

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Pluto-1 exploration well in the Carnarvon Basin has established a stabilised gas flow rate of 46.5 million standard cubic feet per day through a 56/64 inch choke. The test was conducted over a restricted 10.5 metre interval, within a 65.5 metre thick gas sand.

Following continued testing of this interval, a second interval in a different stratigraphic zone will be prepared for additional testing.

The *'Atwood Eagle'* semi-submersible rig is drilling the well.

Woodside Energy Ltd. has a 100% interest in WA-350-P.

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 11 APRIL 2005
11:30AM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE JOINS EXTRACTIVE INDUSTRIES TRANSPARENCY INITIATIVE

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd, has formally joined the Extractive Industries Transparency Initiative.

Woodside Chief Executive Don Voelte said the company would work with host governments to make public production volumes and taxes paid to host governments where local laws and contracts allowed it to do so.

The initiative is intended to limit the potential for corruption in developing nations and to increase the public benefits which come from resource projects.

Mr Voelte said Woodside supported the need for transparency, especially as the company sought a stronger presence in developing nations. The company's decision was the culmination of discussions over more than a year with host governments and others.

"At Woodside, we accept that payment transparency is the right thing to do," Mr Voelte said.

"We also believe that there is a strong business case for it."

The initiative was launched by the United Kingdom Prime Minister, Tony Blair, at the World Summit on Sustainable Development in Johannesburg in 2002. It aims to increase transparency in transactions between governments and companies within extractive industries.

The initiative already has the support of several companies, including Shell, BP, ChevronTexaco and ExxonMobil.

82-2280

ADDRESS BY

WOODSIDE ENERGY CHIEF EXECUTIVE OFFICER

DON VOELTE

TO THE 2005 ANNUAL CONFERENCE OF THE AUSTRALIAN PETROLEUM PRODUCTION AND EXPLORATION ASSOCIATION

PERTH, WESTERN AUSTRALIA

MONDAY 11 APRIL 2005

WHY TRANSPARENCY IS GOOD BUSINESS

Good afternoon and thank you for the opportunity to address this conference.

It's now a year since I arrived in Australia, but this is my first chance to attend a conference of the Australian Petroleum Production and Exploration Association. It is a pleasure to be here.

It may sound strange for many of you to have a guy with a Nebraskan accent welcome you to Perth, but for those of you who have travelled here from interstate or overseas, I do so.

I now live in a terrific city, and I will relish my remaining four years here.

I have taken over the reins of a great company.

But I will be upset if, in 2009, I leave Woodside in much the same way it was when I arrived here last year.

My goal is to leave Woodside a substantially different company in 2009 than it was in 2004. It's not just my job, it is my responsibility to shareholders, staff, customers and Australia.

In four years I want to see Woodside well on the way to doubling production, have significantly grown our existing hubs in Australia, Africa and the United States, and be in the process of creating several new hubs.

But before I talk too much about our goals at Woodside, it's probably worth reflecting on the changes the company has already experienced in recent years.

Over the past five years, Woodside has undergone a significant step-change. We've doubled our revenue, tripled our profits, and increased the capacity of our North West Shelf operations by more than 50 per cent.

Five years ago we were a company focussed almost entirely on Australia, with overseas activity limited to exploration interests in just four other countries.

Today Woodside has exploration interests in ten countries, and by the end of next year we will have production in four of them — Australia, Mauritania, the US and Algeria.

We must continue to grow at home, by finding or acquiring new assets and growing our existing assets, including the addition of a fifth and possibly sixth train to our North West Shelf operations.

We must also ensure we make strong progress in developing our Browse gas fields off Western Australia, a project with the capacity to be about twice as important to Woodside as the North West Shelf.

While equities vary over different permits, we own approximately half of Browse and are operator of the project.

Browse has an estimated scope for recovery of more than 20 trillion cubic feet of natural gas and 300 million barrels of condensate.

Browse is ideally positioned to supply emerging LNG markets in the Asia-Pacific region, and I expect this project to take on a much higher profile over the coming year.

Browse is not without its challenges, but I'm very enthusiastic and optimistic about its future. It is an important project for Woodside. I want development well underway by the time I leave Perth.

And now we have our newest discovery, Pluto. At 100 per cent ownership, we will move fast to monetise.

But the delivery of Train 5, Browse and Pluto is still not enough to keep Woodside growing at the pace we want.

Woodside must make new discoveries of oil and gas, and the reality is that most of those discoveries are likely to come outside Australia.

Last month I gave a speech at Rottnest Island in which I acknowledged the growing difficulty in finding new significant oil and gas reserves in Australia.

About 90 per cent of the world's proven oil is in the Middle East, Africa, Russia, Central Asia and Central and South America — areas outside our traditional focus.

By logical extension, companies such as Woodside must gravitate towards these centres of opportunity if they are to continue to grow.

I might also add, companies often have good fiscal reasons why overseas opportunities are more attractive than those in Australia.

The taxation regime in Australia too often discourages the exploration and development of gas and oil fields at home, and that is something which needs to be addressed more seriously by governments.

Reg (*APPEA Chairman Reg Nelson*) spoke about this earlier today so I won't labour the point beyond saying I support his comments.

Woodside is currently concentrating its efforts outside Australia in two focus areas — Africa and the United States.

In Africa, we're exploring in six countries — Mauritania, Liberia, Kenya, Sierra Leone, Libya and Algeria. We also have interests near the Canary Islands off north-west Africa.

We've also taken tentative steps outside those focus areas. Last November we signed a co-operation agreement with the Iraqi Oil Ministry, and just last month we signed a joint study agreement with the Korea National Oil Corporation.

Who knows where this activity will lead us, but our goal is to become a truly global producer of oil and gas with Australia as our home.

Through our 15 per cent stake in the Ohanet gas project in Algeria, Woodside is already earning income from overseas production.

We will soon add to that through our 50 per cent interest in the Midway gas project in the Gulf of Mexico, and next year in a much more significant way through our Chinguetti oil project in Mauritania.

As we increasingly look overseas to increase production, Woodside itself will inevitably change.

As we hire new people, we are already putting a greater priority on their willingness to live somewhere other than Perth or Karratha, and their ability to speak a language other than English.

Our existing workforce is also having to adapt. It's now not uncommon for employees to start their days at Woodside with an hour-long lesson in Arabic, French, Mandarin or Korean.

But learning new languages is just one of the many challenges we face, as we look to operate in unfamiliar environments far removed from our Perth headquarters.

The challenges are many-fold, including understanding new cultures, sourcing different suppliers and dealing with governments of countries less developed than our own.

But perhaps one of the greatest challenges in operating in frontier environments is simply managing the expectations of those nations.

This leads me to the main topic of my speech today, that being the demands on oil and gas companies and host governments, especially those of developing nations, to be transparent in their dealings with each other.

It is impossible to divorce the petroleum industry from the strong emotions which surround it, particularly in relation to developing nations.

We reckon we're pretty good at exploration, and we're always hopeful of finding something.

So, too, are the governments of the nations whose permits we operate. In the case of some developing nations, the stakes are high.

Inevitably, though, exploration does not always yield the success some countries may pin their hopes on.

But even with exploration success, we often have a whole new round of issues which must be carefully and sensitively managed.

In developing countries, the promise of an oil industry typically brings with it hopes of rapid development and, in some cases, an escape from endemic poverty.

Often, however, the reality fails to deliver on these promises.

Companies like ours, and the governments that host them, must be on guard for three risks that go hand in hand with exploration success in developing nations.

First, expectations in relation to the speed and impact of oil revenues on general living standards can often be unrealistic.

Second, planning for the economic side effects of the new industry is often inadequate.

Third, and perhaps the most hotly debated scenario, is the risk that oil revenues will be misappropriated, poorly managed or inequitably distributed.

The greatest mitigation for all three of these risks is payment transparency, a tool which companies and governments are increasingly turning to.

I'll talk about payment transparency later; but let me first talk briefly about the risks, starting with expectation management.

The discovery of hydrocarbons, even in potentially commercial quantities is no guarantee of a sustainable, economy-defining new industry.

In practice, the much hoped for 'industry' may be limited to only a small number of projects. Extraneous market forces such as falling oil prices may also erode the economic value of projects.

Additionally expectations may be unrealistic about the time for the benefits of oil revenues to flow into society.

It can take many years for oil discoveries to be translated into producing projects, while gas projects often take decades.

In the early years of a hydrocarbon project, profits can be limited while proponents recover their costs, often in the billions of dollars.

While governments are usually assured of at least a base level of income, it may be some years before public revenues build up to substantial levels.

So managing the expectations of governments and the community, and ensuring they have realistic expectations and are properly informed of the potential benefits of an oil and gas industry are a major challenge.

Even if those expectations are properly managed, and public income meets forecasts, host countries have further challenges.

For the economies of developing nations, the extra income from an emerging oil industry can be a double-edged sword.

All of us in the oil and gas industry have heard of Dutch Disease.

The term was coined in the 1960s in response to the experience of the Netherlands on the back of the development of natural gas in the North Sea.

The country's revenue increased and the currency appreciated, eroding the competitiveness of non-oil related, traditional exports.

This resulted in a depression for the non-oil export sector.

If that's the effect on a first world European economy, imagine the effect on those less well off.

Dutch Disease has been observed in several other emerging oil producing nations.

Oil can redefine the country's economy as resources and skills are redirected to it. This is particularly damaging if oil is not a sustainable industry.

In the early years of capital-intensive development, imports may rise without offsetting foreign earnings, placing pressure on the balance of payments. Inflation is another common side effect.

If these side effects are not managed, they can culminate in falling living standards.

But even if we properly manage expectations and avoid negative economic impacts, a third challenge remains for an emerging oil and gas industry.

Governments never complain about getting too much income from hydrocarbon industries, but the fact remains that a big increase in revenues presents its own difficulties.

Poor management of oil revenues can reinforce inequality between groups in society, and heighten underlying social tensions.

This scenario is commonly known as the Oil Curse.

As participants in this industry, we have two options to prevent our presence being a negative influence in emerging markets.

We can choose not to operate in regions which we assess as lacking the intention or capacity to manage the impacts of oil revenues, or we can work to build safeguards and develop practices to ensure oil is a blessing and not a curse.

For Woodside, the former course of action is simply not an option.

We do not believe it is our role to make judgments about which countries are worthy of the development of their resources.

Hydrocarbons are one of a very limited number of opportunities for some countries to generate income independent of foreign aid.

We believe that every effort should be put into realising such opportunities.

We cannot deny developing nations which aspire to a greater standard of living the ability to develop resources, which can in turn help fuel the energy their economies need to grow and mature.

That leaves us with the second course of action.

Woodside is fully committed to working with the communities in which we operate to make oil a blessing, not a curse. A solution, not a risk.

Payment transparency is a critical aspect of this work.

By being transparent about its activities, the company promotes realistic expectations of the impacts of oil. By implementing payment transparency it facilitates monitoring and improves accountability for revenue management.

It is widely accepted that many emerging nations do not have the governance framework or capability to deal with a sudden windfall of oil revenues.

Consequently, measurement of revenues received by governments is poor, they have little ability to manage the flow of these revenues into the national budget and the accounting of funds received is poor.

The response to this is the growing emphasis on payment transparency, based on the premise that transparent reporting of revenues received from the oil industry facilitates analysis of the budgetary process.

This enables public oversight of government revenue management. As such, payment transparency is a joint responsibility of industry and government.

As well as being a joint responsibility, the implementation of a transparent payment disclosure model brings with it benefits for industry and government.

Public reporting by host governments of the financial benefits generated by the oil industry, especially in emerging nations, demonstrates a confidence in their own ability to manage revenues and a willingness to be held to account for their performance.

In turn, this fosters an environment which is attractive to foreign direct investment and is a powerful justification in seeking support or aid from the international community.

Transparent reporting of the quantum of government revenue helps to manage expectations of the likely benefits from oil which will flow through society.

It helps to protect governments from unjustified criticism and fosters an environment where debate is properly informed.

The benefits which accrue to host governments are greatest if they are actively involved in making regular disclosures. However, some upside can still be harnessed even if governments do not make the disclosures themselves but publicly support companies which do.

But transparency isn't just good for governments, it's good for companies.

At Woodside, the past month has taught us how easily our reputation can be tarnished when the wrong inferences are drawn over even a modest payment, in this case a donation to a hospital in Iraq.

I doubt that anyone in this room is not aware of the frenzied media coverage over our US$20,000 donation to a hospital in Halabja, in Iraq's Kurdistan region.

The merits of this donation cannot be criticised. The hospital at Halabja cares for the victims of the horrific 1988 gas attack inflicted by Saddam Hussein on the local Kurdish population. Many children in the town suffer from congenital deformities blamed on that 1988 attack.

While the donation was entirely proper and justified, our delivery of it could have been better.

If we had our time over again, we would have tried harder to find a way of paying the donation directly to the hospital rather than the administering local authority, the Kurdistan Regional Government.

Getting money to post-war Iraq was no easy task, but maybe we could have found a more direct route.

While our donation was made through the Kurdistan Regional Government, it is worth noting that Woodside has no business dealings with this government. We have a memorandum of cooperation which covers the Kurdistan region, but the agreement was signed with the Iraq Oil Ministry in Baghdad.

While I am disappointed Woodside's reputation may have being unfairly sullied, the episode served as in instructive lesson on how payments to governments can be easily misconstrued.

Corporations which operate in developing nations can easily be exposed to the risk that their corporate image may suffer from scuttlebutt and innuendo.

This type of damage can be detrimental to the ability of the company to enter other frontier regions.

To counter this, transparency in relation to the financial benefits generated by the oil industry helps to mitigate this risk if funds **<u>are</u>** misdirected or mismanaged.

It is an important aspect of an holistic risk management strategy.

The business case for transparency has been further strengthened by the recent trend to link access to capital to the social performance of companies.

The World Bank Group has made its support for extractive industries' projects conditional on compliance with the principles of payment transparency.

Transparency is a criterion of many ethical investment funds and Woodside has noted increased scrutiny from commercial banks in relation to issues other than our financial performance.

At Woodside we accept that payment transparency is the right thing to do. We also believe we have a strong business case for it.

That is why this morning I formally advised the British Government that Woodside has become a participant in its Extractive Industries Transparency Initiative.

This is the culmination of more than a year of negotiation, discussion and debate within Woodside, and between Woodside, governments and other parties about why this initiative should be supported.

By joining, we have agreed to support the principles and criteria of the Extractive Industries Transparency Initiative set down at its first conference in 2003.

We are supporting proper transparency of material payments made to governments, while respecting that the management of natural resources and ensuing revenues are the domain of sovereign governments.

We will seek to make public the production volumes and taxes paid to host governments where local laws and contracts allow us to do so.

I should add that we haven't joined the Extractive Industries Transparency Initiative because we feel under pressure to do so from governments, investors or non-government organisations to do so.

We are doing so because **we** believe it's the right thing do and **we** believe it makes sound business sense to do so.

By doing so, we also express support for those governments which make their own commitments on payment transparency.

I make special mention here of the Timor-Leste Government, which has gone beyond the recommendations of the Extractive Industries Transparency Initiative by implementing their so-called Norway Plus payment model.

The Timor-Leste Government has moved to set up a Petroleum Fund to receive income from major projects, a fund which will be integrated into the budget process.

The government will restrict fund spending to the income generated by it. This would be used to meet the difference between general government spending and income from non-petroleum revenues.

The objective of the fund is to maintain the real value of petroleum wealth, including estimated revenues from petroleum still in the ground.

The Timor-Leste Government plans to publish what goes into the fund and publish what is taken out. Its accounts will be independently audited.

While our Sunrise project in the Timor Sea remains stalled, as the Timor-Leste and Australian governments continue their boundary discussions, we feel assured that public revenues which may flow from any development will be properly and prudently managed.

Next year, Woodside's first operated overseas project will come into production, our Chinguetti oil project off Mauritania.

We see our ability to implement a meaningful payment disclosure model for Chinguetti as an important issue for Woodside's reputation as an international operator.

Accordingly, we have been engaging the Mauritanian Government on this issue for more than a year.

Payment transparency has been raised by Woodside senior management with the Mauritanian Government at several levels.

In dealing with the Mauritanian Government, it has been critical to our approach to avoid any inference that impropriety is expected.

Consequently, our message has been well received, and we are working on plans to implement a framework for reporting.

We are also working with the Mauritanian Government to clarify the confidentiality obligations of our production sharing contract and have proposed a disclosure model which identifies total production volumes, our entitlement to production volumes, direct taxes paid to the government and other material payments.

We have proposed that we would disclose the reason for making these payments, the amount, and the identity of the recipient body.

The model is based on the fundamental principles of transparency, is fit for purpose and is easy to implement and administer.

It is also consistent with the principles of the Extractive Industries Transparency Initiative and is suitable for application in countries which have not signed up to the initiative.

The latter point is particularly important as it empowers Woodside to live its values, even as governments continue to consider their own positions.

The Mauritanian disclosure model, and our support for the Extractive Industries Transparency Initiative, will be the basis of Woodside's approach to payment transparency across a range of jurisdictions.

The model provides us with a framework, rather than a prescriptive set of rules to allow us to work with host governments to meet our prime objective.

That objective is, of course, the provision of easily accessible and understood information about the revenue streams generated through the commercialisation of petroleum resources.

As we pursue the international growth of Woodside's business, we accept we have started an important journey which can link us to the development of oil industries in emerging markets.

We understand that journey presents great opportunities, but also comes with great responsibilities.

We at Woodside welcome both.